FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

ANNUAL REPORT

of

PROVINCE OF BRITISH COLUMBIA

(Canada)

(Name of Registrant)

Date of end of fiscal year to which the annual report relates: March 31, 2007

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Honourable Daniel Sullivan

John McNab

Glenn Campbell

Canadian Consulate General

1251 Avenue of Americas

New York, New York 10020

Copies to

Christopher J. Cummings	Alan Dean	Ministry of Finance
Shearman & Sterling LLP	Davis Polk & Wardwell	Provincial Treasury
199 Bay Street	450 Lexington Avenue	Debt Management Branch
Commerce Court West	New York, New York	620 Superior Street
Suite 4405, P.O. Box 247	10017	P.O. Box 9423, Stn Prov Govt
Toronto, Ontario		Victoria, British Columbia
Canada M5L 1E8		Canada V8W 9V1

*The Registrant is filing this amendment to its annual report on a voluntary basis.

PROVINCE OF BRITISH COLUMBIA

The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report (the “Annual Report”) for the fiscal year ended March 31, 2007 on Form 18-K as set forth below:

The following additional exhibits are added to the Annual Report:

Exhibit 99.7:	Second Quarterly Report on the Economy, Fiscal Situation and Outlook, Fiscal Year 2007/08, Six Months, April - September 2007.

Exhibit 99.8:	2007 British Columbia Financial and Economic Review, 67th Edition (July 2007) revised October 18, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Victoria, British Columbia, Canada, on the 6th day of December, 2007.

PROVINCE OF BRITISH COLUMBIA
(Name of registrant)

By: /s/ J.W. Hopkins

Name:	Jim Hopkins
Title:	Assistant Deputy Minister
Provincial Treasury and Registries
Ministry of Finance

EXHIBIT INDEX

Exhibit 99.7:	Second Quarterly Report on the Economy, Fiscal Situation and Outlook, Fiscal Year 2007/08, Six Months, April - September 2007.

Exhibit 99.8:	2007 British Columbia Financial and Economic Review, 67th Edition (July 2007) revised October 18, 2007.